                                                                    Exhibit 99.3

                               [LOGO OF OPENTV]

FOR IMMEDIATE RELEASE

Contacts:      Gary J. Fuges, CFA                   David Benton
               Manager, Investor Relations          Director, Public Relations
               OpenTV                               OpenTV
               650-429-5531                         650-230-8003
               gfuges@opentv.com                    dbenton@opentv.com


               OPENTV DELIVERS STRONG FIRST QUARTER 2001 RESULTS

  . $22.4 Million in Revenue, a 104 Percent Increase from First Quarter 2000. . Business Line Reporting Highlights Core Platform Operating Profitability. . Three Network Operator Wins Include Broadband Cable and Satellite.
  .  Successful Launch of iTV Services on DCT-2000 Set-Top Boxes.
  .  Application-Related Revenue in Quarter Surpasses That of Full Year 2000.


Mountain View, CA -- April 26, 2001 -- OpenTV Corp. (NASDAQ National Market and Euronext Amsterdam N.V. Stock Market: OPTV), the world's leading interactive television and media solutions company, today announced financial results for the quarter ended March 31, 2001.

Financial Highlights
--------------------

For the quarter ended March 31, 2001, OpenTV's revenues were $22.4 million compared to $10.9 million reported for the quarter ended March 31, 2000. First quarter 2001 results include the impact of OpenTV's acquisition of Spyglass, which closed on July 24, 2000.

The Company's pro-forma/1/ operating expenses for the quarter ended March 31, 2001 were $38.1 million compared to $16.1 million for the quarter ended March 31, 2000. Included in first quarter 2001 pro-forma operating expenses was a one-time $8.4 million marketing expense related to promoting BSkyB's forthcoming OpenTV-enabled set-top box with personal video recording capability as supported by an embedded 40 gigabyte hard drive.

_______________________
/1/ Pro-forma: operating expenses, operating profit/(loss), net loss, and net loss per share calculations for all periods exclude: amortization of intangibles, amortization of goodwill, amortization of share-based compensation, non-cash warrant expenses, losses on the sale or write-down of equity investments, and income tax expense.
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IQ 2001 Financial Results
Page 2

OpenTV's pro-forma net loss, excluding the aforementioned one-time marketing expense, was $3.6 million, or $0.05 per share, for the quarter ended March 31, 2001, compared to a pro-forma net loss of $2.4 million, or $0.05 per share, for the quarter ended March 31, 2000. Including the one-time marketing expense, the Company's pro-forma net loss for the quarter ended March 31, 2001 was $12.0 million, or $0.18 per share.

On a reported basis, the Company's net loss for the quarter ended March 31, 2001 was $130.9 million, or $1.99 per share, compared to a reported net loss of $30.7 million, or $0.68 per share, for the quarter ended March 31, 2000.

As of March 31, 2001, OpenTV had cash, cash equivalents and marketable debt securities of $226 million.

"This was another excellent quarter for the Company," said CEO James Ackerman. "We continued to deliver strong results with our core platform technologies, while further positioning the Company to take advantage of the growth potential in iTV. I am very excited about the opportunities that lie ahead for OpenTV, and I firmly believe we are well-positioned - from the strength of our product and service offerings to the depth and experience of our team - to extend our global iTV platform leadership, while moving up the iTV value chain to deliver a complete iTV solution to our customers."

Lines of Business Reporting
---------------------------
Starting with its first quarter 2001 results, OpenTV has begun providing revenue and pro-forma operating profit/(loss) results separately for its two major lines of business: core platform products and services; and applications.

The Company's core platform business line includes products and services that enable OpenTV customers to develop and manage a complete iTV solution, including middleware, licensed platform products such as OpenStreamer, Device Mosaic, and development tools, and associated professional services.

The Company's application business, OpenTVi, includes iTV application products and solutions such as OpenTV Publisher, other individual iTV application engines and customized applications, and will also include the Service Platform Suite.

IQ 2001 Financial Results
Page 3

Core Platform Business Highlights
---------------------------------
For the quarter ended March 31, 2001, OpenTV's core platform business generated revenues totaling $21.3 million and pro-forma operating profit of $3.1 million. These results reflect both the strong deployment of OpenTV solutions and the continued growth in OpenTV's professional services organization.

In February, OpenTV announced that its market-leading iTV middleware solution was deployed in over 13.9 million set-top boxes worldwide through December 31, 2000, further building upon the Company's substantial base of iTV platform deployments.

Internationally, OpenTV extended its leading position with network operators by expanding its global customer base to 41, adding three network operators that include both broadband cable and satellite. New customers committing to the OpenTV platform are broadband cable operators ntl France and Matav of Israel, and Polish satellite operator Telewizja Polsat.

In the United States, OpenTV is making substantial inroads to bring interactive television to the country, working with both cable and satellite networks. OpenTV became the most widely deployed and activated middleware solution in the United States when it announced in April that EchoStar's DISH Network has now shipped over 1 million OpenTV-enabled satellite receivers. In addition, during March OpenTV launched its initial set of iTV services, including interactive games and on-demand information services, on the Motorola DCT-2000 set-top box through USA Media Cable's network in Half Moon Bay, California.

OpenTVi Business Highlights
---------------------------
For the quarter ended March 31, 2001, OpenTVi generated application revenues of $1.0 million, surpassing the total application revenue generated in all of last year. OpenTVi's pro-forma operating loss for the quarter was $18.8 million, reflecting OpenTV's significant investment in growing its application business as well as the aforementioned one-time marketing expense associated with BSkyB's forthcoming digital set-top box with personal video recording capability as supported by an embedded 40 gigabyte hard drive. Excluding the one-time marketing expense, OpenTVi reported an operating loss for the quarter of $10.4 million.

Highlights for the quarter included:

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IQ 2001 Financial Results
Page 4

     In response to customer demand for a complete back-end solution that enables network operators to better manage their iTV services, OpenTV announced the development of its Service Platform Suite (SPS). SPS, an integrated turnkey software solution, is expected to simplify the business of iTV for network operators by enabling them to launch and centrally manage commerce, ad serving, communication, and viewer management capabilities across their entire portfolio of iTV applications.

     Demonstrating its commitment to provide a complete iTV solution to its customers, OpenTV provided iTV application solutions to several of its core platform customers. Application deals announced in the quarter included Scandinavian network operator Viasat and MIH Ltd's Multichoice. Viasat selected the OpenTV Publisher product to transform a broad range of online and traditional media content into interactive television content; Multichoice South Africa selected OpenTV to develop and implement 'T-mail' services on its popular DStv platform.

Other Highlights
----------------
During the quarter, OpenTV further added to the depth and experience of its team throughout all areas of the Company. Recently announced senior management changes include:

     In April, OpenTV announced that James Ackerman was appointed Chief Executive Officer and Jan Steenkamp was appointed Chairman. Mr. Ackerman joined OpenTV in September 2000 as President and Chief Operating Officer. Prior to becoming Chairman, Mr. Steenkamp served as CEO of the Company.

     In April, Marty Leamy was named President and Chief Operating Officer. Prior to being named COO, Mr. Leamy was Executive Vice President of OpenTV's Professional Services division. Before joining OpenTV, Mr. Leamy was President and COO of Spyglass.

     In March, Scott Ray was named Executive Vice President and Chief Financial Officer. Mr. Ray's CFO experience includes one privately-held and two publicly-traded companies.

IQ 2001 Financial Results
Page 5

The Company's first quarter 2001 financial results conference call can be heard live on the Internet at 2:00PM PDT on Thursday, April 26. To listen to the call, visit http://www.opentv.com/about/investors/.

About OpenTV

OpenTV is the world's leading interactive television and media solutions company. OpenTV builds a complete software and infrastructure platform that enables digital interactive television and brings on-demand content to other digital communications devices. OpenTV solutions are crafted to meet the needs of digital communications networks and include operating middleware, content applications, content creation tools, professional services expertise, and strategic consulting.

At present, OpenTV software has been shipped with or installed in more than 13.9 million digital set-top boxes worldwide and has been selected by 41 digital cable, satellite and terrestrial communications networks in over 50 countries, including BSkyB in the United Kingdom; TPS and Noos in France; PrimaCom in Germany; Via Digital in Spain; Stream in Italy; DIRECTV(TM) Latin America LLC; and EchoStar's DISH Network and USA Media Group in the U.S. In addition, 31 digital set-top box manufacturers have licensed OpenTV's software to date, and more than 1,100 developers have joined the Company's OpenAdvantage developer program.

Worldwide headquarters for OpenTV is located in Mountain View, Calif. Information on OpenTV is available at www.opentv.com.

                                     # # #
This news release contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein, including statements regarding the availability and capability of OpenTV-enabled products and services, OpenTV's current and future position in the marketplace, the proliferation of BSkyB's OpenTV-enabled set-top box with personal video recording capabilities and statements regarding the market for, and the capabilities of, interactive television. Actual results can differ materially. Risks and uncertainties that could cause actual results to differ include, but are not limited to, the rate at which the interactive television market will continue to expand, the timely identification and development of new products and services, customer acceptance of those products and services and the pricing thereof, the impact of competitive products and services and the pricing of those products and services, the impact of technological constraints and changes in technology, the impact of governmental regulation, and other risk factors detailed in the documents filed from time to time by OpenTV Corp. with the Securities and Exchange Commission, including those risk factors detailed in Item 3.D of OpenTV Corp.'s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 18, 2001.

(C) 2001 OpenTV Corp. All rights reserved. OpenTV, OpenAuthor, OpenTV Runtime, OpenStreamer, and the OpenTV logo are trademarks or registered trademarks of OpenTV, Inc. in the United States and other countries. All other trademarks are the property of their respective owners.

All OpenTV products and services may not be available in all geographic areas.

1Q 2001 Financial Results
Page 6

                                 OPENTV CORP.
          Unaudited Pro-Forma Consolidated Statements of Operations
              (in thousands, except share and per share amounts)

                                                        Quarter Ended March 31,
                                                  ---------------------------------
                                                       2000                2001
                                                  -------------       -------------
Revenues:
---------
Royalties                                         $      7,705        $      10,130
Services and other                                       1,928                8,690
License fees                                             1,312                2,518
Applications                                                 -                1,039
                                                  -------------       -------------
        Total revenues                                  10,945               22,377
                                                  -------------       -------------
Operating expenses:
-------------------
Cost of services                                         1,845                6,980
Research and development                                 6,842                9,840
Sales and marketing                                      5,028                8,515
Marketing - BSkyB hard drive set-top box                     -                8,375
General and administrative                               2,390                4,367
                                                  -------------       -------------
        Total operating expenses                        16,105               38,077
                                                  -------------       -------------
Loss from operations                                    (5,160)             (15,700)
Other income/(expense), net                              2,744                3,667
                                                  -------------       -------------
Minority interest                                            -                   71

   Net loss                                       $     (2,416)       $     (11,962)
                                                  =============       =============
Shares used in computing net loss per share,
     basic and diluted                              45,236,028           65,746,923
                                                  =============       =============
   Net loss per share, basic and diluted          $      (0.05)       $       (0.18)
                                                  =============       =============

Notes:
-----
1. OpenTV's pro-forma net loss, excluding the one-time BSkyB-related $8.375 million marketing expense, was $3.6 million, or $0.05 per share, for the quarter ended March 31, 2001.

2. The above unaudited pro-forma consolidated statements of operations exclude the effects of the following (in thousands):
-- Non-recurring research and development fee of $2,600, of which $1,337 was amortized for the quarter ended March 31, 2000.
-- Amortization of intangibles over 1.5 to 5 years of $382 and $5,272 for the quarters ended March 31, 2000 and 2001, respectively.
-- Amortization of goodwill over 5 years of $97,691 for the quarter ended March 31, 2001.
-- Amortization of share-based compensation, generally over 4 years, of $3,224 and $3,348 for the quarters ended March 31, 2000 and 2001, respectively.
-- General Instrument non-cash performance warrant expense related to the warrant's variable accounting treatment totaling $23,356 for the quarter ended March 31, 2000.

1Q 2001 Financial Results
Page 7

                                 OPENTV CORP.
               Unaudited Consolidated Statements of Operations
              (in thousands, except share and per share amounts)

                                                              Quarter Ended March 31,
                                                         --------------------------------
                                                              2000               2001
                                                         -------------      -------------
Revenues:
---------
Royalties                                                $      7,705       $     10,130
Services and other                                              1,928              8,690
License fees                                                    1,312              2,518
Applications                                                        -              1,039
                                                         -------------      ------------
        Total revenues                                         10,945             22,377
                                                         -------------      ------------

Operating expenses:
-------------------
Cost of services                                                1,845              6,980
Research and development                                        8,179              9,840
Sales and marketing                                             5,028              8,515
Marketing - BSkyB hard drive set-top box                            -              8,375
General and administrative                                      2,390              4,367
Amortization of goodwill                                            -             97,691
Amortization of intangibles                                       382              5,272
Amortization of share-based compensation                        3,224              3,348
Non-cash warrant expense                                       23,356                  -
                                                         -------------      ------------
        Total operating expenses                               44,404            144,388
                                                         -------------      ------------
   Loss from operations                                       (33,459)          (122,011)

Other income/(expense), net                                     2,744              3,667
Investment losses                                                   -            (12,172)
Minority interest                                                   -                 71
                                                         -------------      ------------
   Loss before income taxes                                   (30,715)          (130,445)

Income tax expense                                                  -               (495)
                                                         -------------      ------------
   Net loss                                              $    (30,715)      $   (130,940)
                                                         =============      ============
Shares used in computing net loss per share,
     basic and diluted                                     45,236,028         65,746,923
                                                         =============      ============
   Net loss per share, basic and diluted                 $      (0.68)      $      (1.99)
                                                         =============      ============

IQ 2001 Financial Results
Page 8


                                 OPENTV CORP.
                    Consolidated Condensed Balance Sheets
                                (in thousands)

                                                           December 31,     March 31,
                                                               2000           2001
                                                           -----------      ---------
                                                                           (unaudited)

Assets
Cash, cash equivalents and marketable debt
   securities                                              $  224,982       $  226,019
Marketable equity securities                                   22,275            4,933
Accounts receivable, net                                       13,762           15,844
Prepaid expenses and other current assets                       9,161            6,264
Property and equipment, net                                    15,671           16,095
Long-term private equity investments                           25,010           20,010
Goodwill and other intangibles, net                         1,861,126        1,754,404
Other assets                                                    9,443            3,182
                                                           ----------       ----------
     Total assets                                          $2,181,430       $2,046,751
                                                           ==========       ==========
Liabilities and shareholders' equity
Accounts payable and accrued liabilities                   $   21,662       $   17,619
Deferred revenue                                                9,902           11,391
Deferred income taxes                                           5,710                -
                                                           ----------       ----------
     Total liabilities                                         37,274           29,010

Minority interest                                               1,966            1,895

Total shareholders' equity                                  2,142,190        2,015,846
                                                           ----------       ----------
        Total liabilities and shareholders' equity         $2,181,430       $2,046,751
                                                           ==========       ==========

IQ 2001 Financial Results
Page 9

                                   OPENTV CORP.
              Unaudited Consolidated Condensed Statements of Cash Flow
                                (in thousands)

                                                                        Quarter Ended March 31,
                                                                     ------------------------------
                                                                        2000                2001
                                                                     ----------           ---------
Cash flows from operating activities:
Net loss                                                                $ (30,715)       $(130,940)
Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization of property and equipment                    360            1,321
   Amortization of intangible assets and goodwill                             382          102,963
   Amortization of share-based compensation                                 3,224            3,348
   Provision for doubtful accounts                                             23              120
   Non-cash warrant expense                                                23,356               --
   Investment losses                                                           --           12,172
   Minority interest                                                           --              (71)
   Changes in operating assets and liabilities                             (3,477)          (2,222)
                                                                       ----------      -----------
     Net cash used in operating activities                                 (6,847)         (13,309)

Cash flows from investing activities:
Purchase of property and equipment                                         (1,695)          (1,745)
Proceeds from sale of subsidiary                                               --            4,625
Sale of marketable equity securities                                           --            9,328
Purchase of long-term private equity investments                          (10,000)              --
(Increase) decrease in other assets                                          (182)             551
                                                                       ----------      -----------
        Net cash provided from (used in) investing activities             (11,877)          12,759

Cash flows from financing activities:
Proceeds from issuance of Ordinary Shares                                      91            1,736
                                                                       ----------      -----------
        Net cash provided from financing activities                            91            1,736
Effect of exchange rates on cash                                             (396)            (149)
Net increase (decrease) in cash, cash equivalents and
   marketable debt securities                                          ----------      -----------
                                                                          (19,029)           1,037

Cash, cash equivalents and marketable debt securities at
   beginning of period                                                    186,535          224,982
                                                                       ----------      -----------
Cash, cash equivalents and marketable debt securities at
   end of period                                                        $ 167,506        $ 226,019
                                                                       ==========       ==========


IQ 2001 Financial Results
Page 10

                                 OPENTV CORP.
                Unaudited Pro-Forma Line of Business Reporting
                                (in thousands)

                                                     Quarter Ended March 31, 2001
                                           ---------------------------------------------
                                           Core Platform    OpenTVi        Total Company
                                           -------------    --------       -------------
Revenues:
---------
Royalties                                  $      10,130    $     --       $    10,130
Services and other                                 8,690          --             8,690
License fees                                       2,518          --             2,518
Applications                                        --           1,039           1,039
                                           -------------    ----------     -----------
   Total revenues                                 21,338         1,039          22,377

Cost of services                                   6,980          --             6,980
                                           -------------    ----------     -----------
   Contribution margin                            14,358         1,039          15,397

Marketing - BSkyB hard drive set-top box            --           8,375           8,375
Other operating expenses                          11,256        11,466          22,722
                                           -------------    ----------     -----------
   Operating profit (loss)                 $       3,102    $  (18,802)    $   (15,700)
                                           =============    ==========     ===========